Exhibit (a)(5)(B)

D.R. Horton, Inc. Announces Results of Offer to Purchase Zero Coupon Convertible Senior Notes Due 2021

ARLINGTON, Texas, May 13 /PRNewswire-FirstCall/ — D.R. Horton, Inc. (NYSE: DHI) Tuesday (May 13, 2003), announced the results of the Company’s offer to purchase the Zero Coupon Convertible Senior Notes Due 2021 issued by the Company. The note holders’ option to surrender their notes for purchase by the Company expired at 5 p.m. New York City time, May 12, 2003.

D.R. Horton has been advised by the paying agent, American Stock Transfer & Trust Company, that none of the holders of the Zero Coupon Convertible Senior Notes presented their notes for purchase by the Company. At expiration of the offer, $381,113,000 of the Zero Coupon Convertible Senior Notes at maturity in 2021 remain outstanding and subject to their existing terms.

Founded in 1978, D.R. Horton, Inc. is engaged in the construction and sale of high quality homes designed principally for the entry-level and first time move-up markets. D.R. Horton currently builds and sells homes under the D.R. Horton, Arappco, Cambridge, Continental, Dietz-Crane, Dobson, Emerald, Melody, Milburn, Schuler, SGS Communities, Stafford, Torrey, Trimark, and Western Pacific names in 20 states and 44 markets, with a geographic presence in the Midwest, Mid-Atlantic, Southeast, Southwest and Western regions of the United States. The Company also provides mortgage financing and title services for homebuyers through its mortgage and title subsidiaries.

www.DRHORTON.com

SOURCE D.R. Horton, Inc.